PROGEN                                                               PRIMABioMed
INDUSTRIES LIMITED                                                       LIMITED


                              COMPANY ANNOUNCEMENT

                     Prima Biomed's Phase II Cancer Vaccine
                          to be manufactured by Progen

                                                                8th October 2003

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     -    Prima Biomed announces that its Phase II cancer vaccine has taken an important step towards commercialisation as a result of a scale up manufacturing agreement with Progen Industries
--------------------------------------------------------------------------------

Prima Biomed Limited (ASX: PRR) today announced that its subsidiary Cancer Vac has entered into an agreement with Progen Industries Ltd (ASX: PGL; NASDAQ:
PGLAF) to commence the scale up manufacture for the therapeutic vaccine in its Phase II clinical trial.

Marcus Clark, CEO of Prima Biomed, said, "We are very pleased that Progen will undertake the scale up activities to produce a Good Manufacturing Practice grade of therapeutic vaccine. It is essential this activity be performed according to Therapeutic Goods Administration regulatory standards so it will also meet FDA requirements, an essential element of our licensing package into North America.

Progen has developed a broad set of contract manufacturing capabilities with clients spanning Australia, New Zealand and the United States. In addition, they have their own manufacturing and clinical development expertise in the cancer sector with their lead compound PI-88 in multiple international clinical trials. We are very happy to have Progen involved with us."

Progen's Managing Director, Lewis Lee commented "Our contract manufacturing business continues to provide a valuable service to an expanding range and number of clients. This contract is another endorsement of Progen's contract manufacturing capabilities and we are very pleased to be working with Prima on their lead compound."

The Phase II clinical trial protocol is to be submitted to the Hospital Ethics Committee for approval in the last quarter of this year as key developments in the commencement of the trial. The Austin Hospital in conjunction with the Austin Research Institute will collaborate with lead oncologists for the recruitment of patients.

The results from the Phase Ib trial have been significant, in terms of immunogenicity and safety and a scientific publication has been prepared for one of the major clinical oncology journals. The Phase II trial will be designed to demonstrate clinical activity and the selection of patients based on the responses observed in the Phase I trial.

Chief Scientific Officer of Cancer Vac, Associate Professor Bruce Loveland said, "Of all the approaches to cancer treatment, the use of dendritic cell therapy provides the greatest opportunity for a strong immune response by patients and we have high hopes going into the Phase II trial."


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ABOUT  CANCER  VAC  LIMITED

Cancer Vac is a subsidiary of Prima Biomed Limited (65% owned). The company is focussed on delivering better health outcomes for cancer patients through the development of new approaches to cancer immunotherapy. Cancer Vac is developing immunotherapies based on effective Dendritic Cell priming.


ABOUT  PRIMA  BIOMED

Based in Melbourne, Prima Biomed (ASX: PRR) is a biotechnology organisation with first and last rights over technologies from the Austin Research Institute.
Prima Biomed specialises in immunology and cancer immunotherapy and adopts technology development that shows potential for commercial returns within three years.


ABOUT  PROGEN

Progen Industries Limited is an Australian biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of various diseases.
Progen's three key areas of expertise are:


- Clinical Development via a comprehensive clinical trials programme involving its two lead compounds; PI-88 and PI-166.
- Drug discovery projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- Commercial Services including the manufacture of biopharmaceutical products to world-class standards and distribution of high technology consumable products for large multinational and biotechnology clients.



INQUIRIES:     MARCUS CLARK  CHIEF EXECUTIVE OFFICER  03 9854 5700
               RUDI MICHELSON  (MONSOON COMMUNICATIONS)  03 9620 3333
               LEWIS LEE  PROGEN MANAGING DIRECTOR  07 3273 9100


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